[SHIP] VANGUARD /(R)/
                                                     P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                     610-503-5804
                                                     Frances_T_Han@vanguard.com




January 30, 2009

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission                      via electronic filing
100 F Street, N.E.
Washington, DC  20549


RE:   Vanguard International Equity Index Funds, File No. 33-32548 (the "Trust")


Dear Mr. Sandoe:

The following responds to your comments of January 23, 2009 on the post-effective amendment of the registration statement of the Trust. You commented on Post-Effective Amendment No. 62, which was filed on December 11, 2008.


Vanguard FTSE All-World Ex-US Small-Cap Index Fund (the "Fund")
---------------------------------------------------------------


Comment 1:        Prospectus - Primary Investment Strategies
------------------------------------------------------------
Comment:          While the Fund's disclosure complies with Rule 35d-1 (the
                  "Names Rule") policy that the Fund will invest at least 80% of its assets in the stocks that make up its target index, please identify if the Fund's policy is to invest more than 80% of its assets in stocks that make up its target index, and if so, include this policy in Item 2 as well as Item 4 disclosure.

Response:         The Fund's policy is to "invest at least 80% of its assets in the stocks that make up its target index" as suggested by its name. While we expect the Fund will invest substantially more than 80% of its assets in stocks contained in its target index, this percentage may fluctuate and is therefore not appropriate or required for Item 2 disclosure. We believe our current disclosure is in compliance with the Names Rule and Form N-1A.


Comment 2:        More on the Fund - Temporary Investment Measures
------------------------------------------------------------------
Comment:          If the Fund invests using "temporary investment measures," how does it meet the requirements of Rule 35d-1 under normal market conditions? The names rule provides for "temporary defensive measures," but not for "temporary investment measures."

Response:         In Release No. IC-24828 (the "Names Rule Release"), the SEC
                  states that:

                  `...[The names] rule, as adopted, will require investment companies to comply with the 80% investment requirement "under normal circumstances.... The "under normal circumstances"
                  standard will provide funds with flexibility to manage their portfolios, while requiring that they would normally have to comply with the 80% investment requirement. This standard will permit investment companies to take "temporary defensive positions" to avoid losses in response to adverse market, economic, political, or other conditions. IN ADDITION, IT WILL PERMIT INVESTMENT COMPANIES TO DEPART FROM THE 80% INVESTMENT REQUIREMENT IN OTHER LIMITED, APPROPRIATE CIRCUMSTANCES, PARTICULARLY IN THE CASE OF UNUSUALLY LARGE CASH INFLOWS OR REDEMPTIONS.' [emphasis added]

                  The Names Rule Release permits a fund to enter into temporary investments that depart from the fund's normal investment policies and strategies for temporary defensive positions as well as other limited circumstances. Accordingly, we have incorporated this concept in the "Temporary Investment Measures" section of the Fund's prospectus. The Fund is permitted to "temporarily depart from its normal investment policies and strategies when doing so is believed to be in the Fund's best interest, so long as the alternative is consistent with the Fund's investment objective." This would include situations "...when the fund receives large cash flows that it cannot prudently invest immediately," as clearly permitted in the Names Rule Release. Since the "Temporary Investment Measures" section of the Fund's prospectus is in line with the Names Rule Release, we do not plan to amend the disclosure.


Comment 3:        Investment Advisors - PTA the Fund's Portfolio Managers
-------------------------------------------------------------------------
Comment:          Please confirm Vanguard's definition of "co-manager" as used in this section.

Response:         Vanguard uses the term "co-manager" to describe relationships where portfolio managers are equals with respect to managing portfolio assets.


Tandy Requirements
------------------
                  As required by the SEC, each Fund acknowledges that:

                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-5804 with any questions or comments regarding the above responses and explanations.


                                         Sincerely,


                                         Frances Han
                                         Associate Counsel
                                         Securities Regulation, Legal Department